SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            NewGen Technologies, Inc.
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   651360 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Gerard S. DiFiore, Esq.
                                 Reed Smith LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 549-0396
                               Fax (212) 521-5450
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 15, 2007
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

CUSIP Number: 651360 10 9

--------------------------------------------------------------------------------
1)    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Name: Noel M. Corcoran
      I.R.S. Identification No.: N/A
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions):

      PF
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

      N/A
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization:

      Ireland
--------------------------------------------------------------------------------
Number of       7)    Sole Voting Power
Shares
Beneficially          5,659,199 (1)
Owned           ----------------------------------------------------------------
by Each         8)    Shared Voting Power
Reporting
Person with           13,558,058 (2)
                ----------------------------------------------------------------
                9)    Sole Dispositive Power

                      5,659,199 (1)
                ----------------------------------------------------------------
                10)   Shared Dispositive Power

                      13,558,058 (2)
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by each Reporting Person:

      19,217,257 (1) (2)
--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      N/A                                                                    |_|
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13)   Percent of Class Represented by Amount in Row (11):

      27.7% (3)
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14)   Type of Reporting Person (See Instructions):

      IN
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                                       2

Footnotes:

(1) This number consists of: (i) 1,000,000 shares of the Issuer's common stock, $0.001 par value per share ("Common Stock") issuable upon the exercise of options held by the reporting person, which were issued by the Issuer to the reporting person on October 10, 2006 and are exercisable through October 5, 2016 at a price of $1.00 per share; (ii) 3,525,866 shares of Common Stock issuable upon the conversion of a 10% convertible promissory note, dated December 20, 2006, in a principal amount of $2,644,400, issued by the Issuer to the reporting person (the "Existing Convertible Promissory Note"), assuming, for purposes hereof, conversion of the total principal amount of the Existing Convertible Promissory Note (but no interest accruing thereunder) on the date hereof at a conversion price of $0.75 per share; and (iii) 1,133,333 shares of Common Stock issuable upon the conversion of a 10% convertible promissory note, dated February 15, 2007, in a principal amount of $850,000, issued by the Issuer to the reporting person (the "New Convertible Promissory Note"), assuming, for purposes hereof, conversion of the total principal amount of the New Convertible Promissory Note (but no interest accruing thereunder) on the date hereof at a conversion price of $0.75 per share

      The Existing Convertible Promissory Note is convertible at a conversion price equal to the greater of (a) 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion and (b) $0.23. As of the date hereof, application of the conversion price formula yields an approximate conversion price of $0.75 per share. To the extent that interest accruing under the Existing Convertible Promissory Note would also be converted by the reporting person into shares of Common Stock as of the date hereof, a greater number of shares would be issuable upon conversion. If the trading price of the Common Stock rises or falls after the date hereof, a lesser number or greater number of shares of Common Stock, respectively, would be issuable upon the conversion of the Existing Convertible Promissory Note. The maximum number of shares of Common Stock issuable upon conversion of the Existing Convertible Promissory Note (assuming conversion at the minimum conversion price of $0.23 per share) is 11,497,391 (excluding shares issuable with respect to the conversion of interest thereunder).

      The New Convertible Promissory Note is convertible at a conversion price equal to 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion. As of the date hereof, application of the conversion price formula yields an approximate conversion price of $0.75 per share. To the extent that interest accruing under the New Convertible Promissory Note would also be converted by the reporting person into shares of Common Stock as of the date hereof, a greater number of shares would be issuable upon conversion. If the trading price of the Common Stock rises or falls after the date hereof, a lesser number or greater number of shares of Common Stock, respectively, would be issuable upon the conversion of the New Convertible Promissory Note.

(2) All such 13,558,058 shares of Common Stock are held by Donmay, an Irish unlimited company ("Donmay") in which Noel M. Corcoran holds a 15% equity interest and for which he serves as one of the two directors (the other director of Donmay is Mr. Corcoran's spouse, Carmel Gallagher, who also holds a 15% equity interest). The remaining 70% of the equity interests of Donmay are held equally (14% each) by the five children of Mr. Corcoran and Ms. Gallagher, Michael Corcoran, Elizabeth Corcoran, Christopher Corcoran, Miriam Corcoran and John Corcoran.

(3) This percentage was calculated based on a total of 63,716,858 outstanding shares of the Issuer's Common Stock, which constitutes the sum of (A) the following numbers of shares that have been reported to be outstanding as of the date hereof: (i) 41,887,981 shares shown to be outstanding in the Issuer's Quarterly Report on Form 10-QSB, filed on December 8, 2006; (ii) an additional 13,558,058 shares of the Issuer's Common Stock issued to the reporting person upon his conversion of a convertible promissory note that had been issued by the Issuer to the reporting person, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006; and
      (iii) an additional 4,646,257 shares of the Issuer's Common Stock issued to Indexia Holdings Limited ("Indexia") upon conversion of a convertible promissory note that had been issued by the Issuer to Indexia, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006, and (B) an additional 3,624,562 shares of the Issuer's Common Stock, in the aggregate, which the reporting person is aware to be outstanding based on information obtained from the Issuer.

CUSIP Number: 651360 10 9

--------------------------------------------------------------------------------
1)    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Name: Carmel Gallagher
      I.R.S. Identification No.: N/A
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions):

      AF
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

      N/A
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization:

      Ireland
--------------------------------------------------------------------------------
Number of       7)    Sole Voting Power
Shares
Beneficially          0
Owned           ----------------------------------------------------------------
by Each         8)    Shared Voting Power
Reporting
Person with           13,558,058 (1)
                ----------------------------------------------------------------
                9)    Sole Dispositive Power

                      0
                ----------------------------------------------------------------
                10)   Shared Dispositive Power

                      13,558,058 (1)
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by each Reporting Person:

      13,558,058 (1)
--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      N/A                                                                    |_|
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11):

      21.3% (2)
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14)   Type of Reporting Person (See Instructions):

      IN
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                                       5

Footnotes:

(1) All such 13,558,058 shares of the Issuer's Common Stock are held by Donmay, an Irish unlimited company in which Carmel Gallagher holds a 15% equity interest and for which she serves as one of the two directors (the other director of Donmay is Ms. Gallagher's spouse, Noel M. Corcoran, who also holds a 15% equity interest). The remaining 70% of the equity interests of Donmay are held equally (14% each) by the five children of Mr. Corcoran and Ms. Gallagher, Michael Corcoran, Elizabeth Corcoran, Christopher Corcoran, Miriam Corcoran and John Corcoran.

(2) This percentage was calculated based on a total of 63,716,858 outstanding shares of the Issuer's Common Stock, which constitutes the sum of (A) the following numbers of shares that have been reported to be outstanding as of the date hereof: (i) 41,887,981 shares shown to be outstanding in the Issuer's Quarterly Report on Form 10-QSB, filed on December 8, 2006; (ii) an additional 13,558,058 shares of the Issuer's Common Stock issued to the reporting person upon his conversion of a convertible promissory note that had been issued by the Issuer to the reporting person, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006; and
      (iii) an additional 4,646,257 shares of the Issuer's Common Stock issued to Indexia Holdings Limited ("Indexia") upon conversion of a convertible promissory note that had been issued by the Issuer to Indexia, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006, and (B) an additional 3,624,562 shares of the Issuer's Common Stock, in the aggregate, which the reporting person is aware to be outstanding based on information obtained from the Issuer.

CUSIP Number: 651360 10 9

--------------------------------------------------------------------------------
1)    Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Name: Donmay
      I.R.S. Identification No.: N/A
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions):

      AF
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

      N/A
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization:

      Ireland
--------------------------------------------------------------------------------
Number of       7)    Sole Voting Power
Shares
Beneficially          13,558,058 (1)
Owned           ----------------------------------------------------------------
by Each         8)    Shared Voting Power
Reporting
Person with           0
                ----------------------------------------------------------------
                9)    Sole Dispositive Power

                      13,558,058 (1)
                ----------------------------------------------------------------
                10)   Shared Dispositive Power

                      0
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by each Reporting Person:

      13,558,058 (1)
--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      N/A                                                                    |_|
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11):

      21.3% (2)
--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions):

      CO
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                                       7

Footnotes:

(1)   The reporting person is an Irish unlimited company in which each of Noel
      M. Corcoran and Carmel Gallagher holds a 15% equity interest and for which they serve as the sole two directors. The remaining 70% of the equity interests of the reporting person are held equally (14% each) by the five children of Mr. Corcoran and Ms. Gallagher, Michael Corcoran, Elizabeth Corcoran, Christopher Corcoran, Miriam Corcoran and John Corcoran.

(2) This percentage was calculated based on a total of 63,716,858 outstanding shares of the Issuer's Common Stock, which constitutes the sum of (A) the following numbers of shares that have been reported to be outstanding as of the date hereof: (i) 41,887,981 shares shown to be outstanding in the Issuer's Quarterly Report on Form 10-QSB, filed on December 8, 2006; (ii) an additional 13,558,058 shares of the Issuer's Common Stock issued to the reporting person upon his conversion of a convertible promissory note that had been issued by the Issuer to the reporting person, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006; and
      (iii) an additional 4,646,257 shares of the Issuer's Common Stock issued to Indexia Holdings Limited ("Indexia") upon conversion of a convertible promissory note that had been issued by the Issuer to Indexia, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006, and (B) an additional 3,624,562 shares of the Issuer's Common Stock, in the aggregate, which the reporting person is aware to be outstanding based on information obtained from the Issuer.

Item 1.     Security and Issuer

      This Amendment No. 2 ("Amendment No. 2") to the Statement of Beneficial Ownership filed by Noel M. Corcoran on February 1, 2007 (the "Original Statement"), relates to the common stock, par value $0.001 per share ("Common Stock") of NewGen Technologies, Inc., a Nevada corporation (the "Issuer") whose principal executive offices are located at 6000 Fairview Rd., 12th Floor, Charlotte, NC 28210.

      This Amendment No. 2 is being filed by Noel M. Corcoran ("Corcoran"), Carmel Gallagher ("Gallagher") and Donmay, an Irish unlimited company ("Donmay"). Corcoran and Gallagher each hold 15% of the outstanding equity interests of, and serve as the directors of, Donmay. (Collectively, Corcoran, Gallagher and Donmay shall be referred to herein as the "Reporting Parties" and each a "Reporting Party".)

      This Amendment No. 2 is being filed for the sole purposes of (i) reporting the issuance by the Issuer to Corcoran of a new 10% convertible promissory note (the "New Convertible Promissory Note") (a copy of which is filed as an exhibit to this Amendment No. 2) in a principal amount of $850,000, which may be converted into 1,133,333 shares of Common Stock, assuming, for purposes hereof, conversion of the total principal amount of the New Convertible Promissory Note (but no interest accruing thereunder) as of the date hereof at a conversion price of $0.75 per share; and (ii) adjusting the number of shares of Common Stock that are reported as beneficially owned by Corcoran based upon his potential conversion of the 10% convertible promissory note, dated December 20, 2006, in a principal amount of $2,644,400, that was issued by the Issuer to Corcoran (the "Existing Convertible Promissory Note"). Due to a rise in the trading price of the Issuer's Common Stock since the filing of Amendment No. 1 to the Original Statement on February 15, 2007 ("Amendment No. 1"), the number of shares of Common Stock issuable upon the conversion of the Existing Convertible Promissory Note has fallen from 3,777,714 shares to 3,525,866 shares.

      As reported in Amendment No. 1, the Existing Convertible Promissory Note is convertible at a conversion price equal to the greater of (a) 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion and (b) $0.23. As of the date of this Amendment No. 2, application of the conversion price formula yields an approximate conversion price of $0.75 per share (as opposed to $0.70 per share, as was reported in Amendment No. 1), which yields 3,525,866 shares of Common Stock upon conversion (as opposed to 3,777,714 shares, as reported in Amendment No. 1). To the extent that interest accruing under the Existing Convertible Promissory Note would also be converted by Corcoran into shares of Common Stock as of the date hereof, a greater number of shares would be issuable upon conversion. If the trading price of the Common Stock rises or falls after the date hereof, a lesser number or greater number of shares of Common Stock, respectively, would be issuable upon the conversion of the Existing Convertible Promissory Note. The maximum number of shares of Common Stock issuable upon conversion of the Existing Convertible Promissory Note (assuming conversion at the minimum conversion price of $0.23 per share) is 11,497,391 (excluding shares issuable with respect to the conversion of interest thereunder).

      The New Convertible Promissory Note is convertible at a conversion price equal to 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion. As of the date hereof, application of the conversion price formula yields an approximate conversion price of $0.75 per share, yielding 1,133,333 shares of Common Stock upon conversion. To the extent that interest accruing under the New Convertible Promissory Note would also be converted by Corcoran into shares of Common Stock as of the date hereof, a greater number of shares would be issuable upon conversion. If the trading price of the Common Stock rises or falls after the date hereof, a lesser number or greater number of shares of Common Stock, respectively, would be issuable upon the conversion of the New Convertible Promissory Note.

      Other than Corcoran's extension of a convertible term loan to the Issuer in a principal amount of $850,000 and the Issuer's issuance of the New Convertible Promissory Note to Corcoran with respect thereto, none of Reporting Parties has engaged in any transactions in the Issuer's securities since the filing of Amendment No.1.

Item 2.     Identity and Background

      (a)   Names:                            Noel M. Corcoran, Carmel Gallagher
                                              and Donmay

      (b)   Business Address:                 6000 Fairview Rd., 12th Floor
            (with respect to Corcoran)        Charlotte, NC 28210


             (with respect to each of         Emsworth, Kinsealy, Dublin 17,
             Gallagher and Donmay)            Ireland

      (c)   Occupation:                       Noel M. Corcoran: Chairman of the
                                              Board of Directors of the Issuer

                                              Carmel Gallagher: Lecturer

                                              Donmay: N/A

      (d)   Conviction:                       No

      (e)   Civil Proceedings:                No

      (f)   Citizenship:                      Ireland (as to each of Corcoran,
                                              Gallagher and Donmay)

Item 3.     Source and Amount of Funds or Other Consideration

      Corcoran converted an aggregate amount of $3,118,353 of principal and interest that was outstanding under term loans extended by him personally to the Issuer, as was evidenced by a convertible promissory note, in order to acquire 13,558,058 shares of Common Stock, which were issued to Donmay as per the instructions of Corcoran. Donmay is now indebted to Corcoran for the equivalent amount loaned to the Issuer ($3,118,353) as a result of such issuance to Donmay. Corcoran may convert additional principal amounts of $2,644,400 and $850,000 of term loans that have been extended by him personally to the Issuer (and/or interest accruing thereunder), as are evidenced by the Existing Convertible Promissory Note and the New Convertible Promissory Note, respectively, into an additional 3,525,866 and 1,133,333 shares of Common Stock, respectively (subject to the assumptions described in Item 1 above as to conversion price and amounts to be converted under each of the Existing Convertible Promissory Note and the New Convertible Promissory Note). Corcoran did not pay any cash consideration in exchange for the grant by the Issuer to him of the options to purchase 1,000,000 shares of Common Stock that are currently held by him.

Item 4.     Purpose of Transaction

      The Reporting Parties hereby restate the disclosure contained in Item 4 of the Original Statement as follows:

      Corcoran serves as Chairman of the Board of Directors of the Issuer and has served as such since prior to the consummation of the transactions described herein, and each of Corcoran, Gallagher and Donmay has acquired the shares of Common Stock being reported herein (and, upon conversion of the Existing Convertible Promissory Note and the New Convertible Promissory Note and/or exercise of the options held by Corcoran, Corcoran may acquire additional shares of Common Stock) for investment purposes only and not with an intention of acquiring or disposing of additional securities of the Issuer or effecting any of the material or extraordinary transactions or changes involving the Issuer that are described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Parties have not acquired the shares reported herein with a view to their resale or in connection with any distribution thereof, and the Reporting Parties do not have a present intention of selling, granting any participation in, or otherwise distributing, the acquired shares.

Item 5.     Interest in Securities of the Issuer

(a) Aggregate Number and Percentage (%): Please see the description contained in rows 7-11 of the respective Cover Page for each Reporting Party which is hereby incorporated by reference.

(b) Power to Vote or Dispose of Shares: Please see the description contained in rows 7-11 of the respective Cover Page for each Reporting Party which is hereby incorporated by reference.

(c) Transactions within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Parties during the past sixty days beyond those described in Items 1 and 3. The information contained in Items 1 and 3 is hereby incorporated by reference.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Parties hereby restate the disclosure contained in Item 6 of the Original Statement as follows:

      As alluded to in Item 1 above, Corcoran is currently party to two term loan financings with the Issuer, pursuant to which the Issuer borrowed $2,644,400 and $850,000 of principal amounts from Corcoran on December 20, 2006 and February 15, 2007, respectively, which shall mature on June 20, 2007 and May 15, 2007, respectively (the "Maturity Dates") and accrue interest at 10% per annum, payable, at the Issuer's option, either on a monthly basis or on the respective Maturity Dates. These term loans are evidenced by the Existing Convertible Promissory Note and the New Convertible Promissory Note, respectively, issued by the Issuer to Corcoran. Amounts outstanding under the Existing Convertible Promissory Note shall be convertible into Common Stock at a conversion price equal to the greater of (a) 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion and (b) $0.23. Amounts outstanding under the New Convertible Promissory Note shall be convertible into Common Stock at a conversion price equal to 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion.

      Except as set forth herein, the Reporting Parties have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.     Material to be filed as Exhibits

Number      Description
------      -----------
99.1        10% Convertible Unsecured Promissory Note, dated February 15, 2007, in a principal amount of $850,000, issued by NewGen Technologies, Inc. to Noel M. Corcoran

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A on behalf of Noel M. Corcoran, Carmel Gallagher and Donmay, respectively, the Reporting Parties, is true, complete and correct.


Dated: February 26, 2007                   By: /s/ Noel M. Corcoran
                                               ---------------------------------
                                               Noel M. Corcoran, Individually


Dated: February 26, 2007                   By: /s/ Carmel Gallagher
                                               ---------------------------------
                                               Carmel Gallagher, Individually


Dated: February 26, 2007                   DONMAY


                                           By: /s/ Noel M. Corcoran
                                               ---------------------------------
                                               Noel M. Corcoran, Director